Mail Stop 4720

July 31, 2009

Lawrence D. Stern
Chairman and Chief Executive Officer
Talecris Biotherapeutics Holdings Corp.
P.O. Box 110526
4101 Research Commons
79 T.W. Alexander Drive
Research Triangle Park, North Carolina 27709

> **Re:** **Talecris Biotherapeutics Holdings Corp.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed July 2, 2009**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed July 21, 2009**
> **File No. 333-144941**

Dear Mr. Stern:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note your response to Comment 1. Please revise your Summary Compensation Table to include the executive compensation information for the 2006 and 2007 fiscal years as previously disclosed in your prior amendments. Please refer to Instruction 1 to Item 402(c) of Regulation S-K.

2. We note that your registration statement no longer includes disclosure in relation to your agreement with Catalent Pharma Solutions. Please provide us with your analysis as to why this disclosure was eliminated.

    In addition, we note your statement that you have developed and implemented internal capabilities or have contracted with third parties to provide services related to operational support, information technology, and product packaging, labeling, testing, and distribution. Please advise us as to the existence of arrangements with third parties other than Catalent and provide us with your analysis as to why these agreements do not need to be discussed in the filing or filed as exhibits.

Risk Factors
"Our financial performance is dependent upon third-party suppliers…", page 19

3. We note that you have identified CSL Plasma Inc. as a supplier of 25.8% of your plasma in 2008. We also note that you have filed the underlying agreement with CSL Plasma and requested confidential treatment with regard to portions of the agreement. Please revise your disclosure to provide further description of the material terms of the agreement including minimum purchase obligations, exclusivity terms and termination provisions.

4. We note that you have identified Interstate Blood Bank, Inc. as a supplier of 8.5% of your plasma in 2008. Please describe the material terms of your underlying agreement including minimum purchase obligations, exclusivity terms, and term and termination provisions. In addition, please file this agreement as an exhibit to your filing or provide us with a detailed analysis as to why it does need to be filed as an exhibit.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Share-based Compensation, page 59

5. Your responses to previous stock-based compensation comments stated that you will respond when the IPO price range has been established. We will finalize our evaluation of the issues incorporated in these comment at that time

Contractual and Commercial Commitments, page 96

6. We note that you have entered into two exclusive license agreements with Crucell N.V. in relation to recombinant technology. Please disclose the range of royalties payable under each of these agreements. In addition, please file both of the underlying agreements as exhibits to your filing or provide us with a detailed analysis as to why these agreements do not need to be filed as exhibits.

Business
Contract Services, page 125

7. Please identify any material contract services arrangements you have and discuss their material terms in the body of your filing. In addition, file the agreements as exhibits to your filing or provide us with a detailed analysis as to why these agreements do not need to be filed as exhibits.

Compensation Discussion & Analysis
Elements of Compensation, page 154

8. Please disclose your actual achievement with respect to the EBITDA and unlevered free cash flow performance targets in 2008. In addition, please discuss how the Company's level of achievement with respect to these goals factored into the Compensation Committee's decision to set the funding level for executive bonuses at 142% of target.

Please also identify each "performance plan goal" that factored into the Compensation Committee's decision, discuss the achievement with respect to these goals, and disclose how achievement factored into the Compensation Committee's decision. To the extent that the performance plan goals are quantified, the discussion in your filing should also be quantified.

9. Please disclose the individual annual bonus targets as a percentage of base salary for each of your NEOs and disclose the actual target bonus awarded on an individual basis not in the aggregate. Please note that this information should be included in your Compensation Discussion and Analysis.

10. Your Compensation Discussion and Analysis does not disclose all performance objectives used to determine the annual incentive award paid to each of your NEOs. Please revise your disclosure to include the following:

- The performance target objectives for each NEO on an individual basis;
- Discussion of the NEO's achievement with respect to each objective; and
- Discussion of how the level of achievement affects the actual bonus paid.

To the extent that the objectives are quantified, the discussion in your filing should also be quantified.

11. Please revise your disclosure to identify the "key financial targets" used to determine the profit sharing contributions for NEOs and discuss how the level of achievement led to the Company's decision to fund the profit sharing amount at 3%.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
22. Earnings per Share, page F-83

12. Please explain how you determined the amounts of 163,806 and 210,723 basic weighted average shares outstanding for 2008 and 2007, respectively, given the amount of outstanding shares at the beginning and end of each year. This comment also applies to your interim earnings per share disclosure on page F-20.

13. Potentially dilutive stock options and restricted shares considered in the computation of diluted earnings per share, as shown on page F-42, appear to differ from the corresponding amounts shown on page F-84. Please explain this apparent inconsistency.

Exhibits and Financial Statement Schedules

14. Please file your related party agreement with GMAC Global Relocation Services, LLC as an exhibit to the filing as required by Item 601(b)(10)(ii)(A) of Regulation S-K or provide an analysis as to why this agreement does not need to be filed as an exhibit.

15. Please file your employment agreement with Kari D. Heerdt, your Senior Vice President, Human Resources, as an exhibit to the filing.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Donald Abbott at (202) 551-3608, if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 with any other questions. In this regard do not hesitate to call me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Gerard S. Difiore
        Aron Izower
        Reed Smith LLP
        599 Lexington Avenue
        New York, New York 10022